July 8, 2014
Via Edgar
Mr. Ethan Horowitz
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2013 filed February 27, 2014 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated June 24, 2014

Dear Mr. Horowitz,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff’s letter dated June 24, 2014 (the “Comment Letter”) with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2013, File No. 001-35322. The response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.
Based on our review of the Staff Comment Letter, and as further described herein, we believe that the disclosures in our filed Form 10-K are materially correct, clear and consistent with industry practice, and therefore believe that no amendments to our existing filings are necessary.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.

Mr. Ethan Horowitz
Securities and Exchange Commission
July 8, 2014

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 6 - Asset Sales, Impairments and Exploration Expenses, page 85

1.
We note that you recorded an impairment charge during the fiscal year ended December 31, 2013 related to unproved leasehold acreage in the Appalachian Basin as a result of the impairment of producing properties. Please quantify the remaining capitalized costs associated with your unproved properties in the Appalachian Basin and tell us about your planned drilling activity related to unproved reserves on acreage that will expire during the fiscal years ended December 31, 2014 and 2015. Your response should address the extent to which you expect any of this acreage to expire undrilled. In addition, disclosure in your filing states that your drilling program in the Appalachian Basin will be limited to completions during the fiscal year ended December 31, 2014. Please tell us the extent to which this relates to both proved reserves and unproved reserves. Refer to FASB ASC 932-360-35-11.

As of December 31, 2014, the remaining capitalized costs associated with our leasehold in the Appalachian Basin totaled approximately $44 million after the impairment charge of $317 million which was recorded, in part, as a result of our impairment charge on the proved properties. As noted in our disclosure on page 86, this represents our estimate of the fair values of acreage that had not been proven. The portion of the $44 million associated with leases that have expiration dates in 2014 and 2015 was approximately $0.5 million and $3.6 million, respectively. The remaining portion of the $44 million primarily relates to our acreage in Susquehanna County, Pennsylvania with expirations after 2015. We consider the $44 million to reflect our leasehold acquisition costs after the impairment charge. As noted in our summary of significant accounting policies footnote on page 77:

“Lease acquisition costs that are not individually significant are aggregated by prospect or geographically, and the portion of such costs estimated to be nonproductive prior to lease expiration is amortized over the holding period. The estimate of what could be nonproductive is based on our historical experience or other information, including current drilling plans and existing geological data.”

Our expectations for acreage expiring in 2014 and 2015 were part of our overall amortization assumptions going forward for each prospect and also factored into the estimation of fair value of the unproved acreage. For prospects that represent approximately half the $3.6 million that have expiration dates in 2015 (approximately half in 1st quarter 2015 and half in fourth quarter 2015), our assumption was that between 40 percent and 50 percent would expire undrilled and was part of future amortization estimates in accordance with our policy. We review our assumptions quarterly which also includes a review of the coming 6 month drilling and or permitting plan. Most of our planned completions in 2014 relate to unproved reserves with expiration dates in 2015 or are held by operations.

Mr. Ethan Horowitz
Securities and Exchange Commission
July 8, 2014

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (539) 573-8572.

Sincerely,
/s/ J. KEVIN VANN
J. Kevin Vann
Senior Vice President, Chief Financial Officer and Controller (Principal Accounting Officer)

cc:    Svitlana Sweat, Securities and Exchange Commission